UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

Telephone: +852 2865 9992

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On December 31, 2025, VS MEDIA Holdings Limited (the “Company”) held the Company’s 2025 Annual Meeting of Shareholders (the “Annual Meeting”) at 6/F, KOHO, 75 Hung To Road, Kwun Tong, Hong Kong. On December 15, 2025 (the “Record Date”), the record date for the Annual Meeting, there were 54,727,974 of the Company’s Class A Ordinary Shares and 285,715 of the Company’s Class B Ordinary Shares issued and outstanding and entitled to vote at the Annual Meeting. 23,651,609 Class A Ordinary Shares, which represented 43.21% of the votes of the outstanding Class A Ordinary Shares in the Company and 285,715 Class B Ordinary Shares, which represented 100% of the votes of the outstanding Class B Ordinary Shares in the Company, of which were represented in person or by proxy. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to eighteen (18) votes in respect of each Class B Ordinary Share held by such holder on the Record Date. Three items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders.

1. Shareholders ratified and approved the appointment of Assentsure PAC as the auditor of the Company for the fiscal year ending December 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
23,594,866	285,715	40,599	16,144

2. Shareholders approved a share combination whereby (i) every twenty (20) issued and unissued existing Class A Ordinary Shares of no par value each of the Company (the “Pre-Combination Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of no par value (the “Post-Combination Class A Ordinary Shares”), with such Post-Combination Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class A Ordinary Shares as set out in the Company’s amended and restated memorandum and articles of association currently in effect (the “Existing M&A”) and (ii) every twenty (20) issued and unissued existing Class B Ordinary Shares of no par value each of the Company (the “Pre-Combination Class B Ordinary Shares”, together with the Pre-Combination Class A Ordinary Shares, the “Pre-Combination Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of no par value (the “Post-Combination Class B Ordinary Shares”, together with the Post-Combination Class A Ordinary Shares, the “Post-Combination Ordinary Shares”), with such Post-Combination Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Combination Class B Ordinary Shares as set out in the Existing M&A. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
22,033,856	285,715	1,608,331	9,421

3. Shareholders approved to direct the chairperson of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 2:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
23,018,809	285,715	614,406	18,393

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2025	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer